Filed Pursuant to Rule 433

Registration Statement No. 333-201958

Pricing Term Sheet

September 12, 2017

Union Pacific Corporation

3.600% Notes due 2037

Issuer:	Union Pacific Corporation

Ratings (Moody’s / S&P):	A3 / A*

Principal Amount:	$500,000,000

Trade Date:	September 12, 2017

Settlement Date:	September 19, 2017 (T+5)

Maturity:	September 15, 2037

Interest Payment Dates:	March 15 and September 15, commencing on March 15, 2018

Coupon:	3.600%

Price to Public:	99.901% of Principal Amount

Yield to Maturity:	3.607%

Benchmark Treasury:	3.000% due May 15, 2047

Benchmark Treasury Price/Yield:	104-15+ / 2.777%

Spread to Benchmark Treasury:	+83 basis points

Optional Redemption Provisions:

Make-Whole Call:	At any time prior to March 15, 2037, at the greater of 100% or the make-whole amount at a discount rate equal to the Treasury Rate plus 15 basis points plus accrued and unpaid interest to the date of redemption.

Par Call:	At any time on or after March 15, 2037, at 100% plus accrued and unpaid interest to the date of redemption.

Change of Control:	Upon the occurrence of a Change of Control Repurchase Event, we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase.

CUSIP/ISIN:	907818 EQ7 / US907818EQ79

Denominations:	$1,000 x $1,000

Concurrent Debt Offering:	The Issuer is also offering $500,000,000 of 4.100% Senior Notes due 2067.

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Morgan Stanley & Co. LLC

Senior Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC

Co-Managers:

MUFG Securities Americas Inc.

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

BNY Mellon Capital Markets, LLC

Mizuho Securities USA LLC

Loop Capital Markets LLC

PNC Capital Markets LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc., toll-free at 1-888-603-5847, calling Citigroup Global Markets Inc., toll-free at 1-800-831-9146, calling Credit Suisse Securities (USA) LLC, toll-free at 1-800-221-1037 or calling Morgan Stanley & Co. LLC, toll-free at 1-866-718-1649.

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